[Thumzup Letterhead]

June 23, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:       ThumzUp MediaCorporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 10, 2021

File No. 333-255624

Dear Sir or Madam:

By this letter we are responding to your letter dated June 21, 2021 addressed to Robert Steele, Chief Executive Officer of ThumzUp Media Corporation (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Prospectus Summary

About This Offering, Page 2

1.      We note your revisions in response to prior comment 1. Please also revise your disclosure in the "About This Offering" section to indicate that the Selling Shareholders are selling at a fixed price of $1.00.

In accord with staff’s request, we have revised our disclosures in the “About This Offering” section to indicate that the Selling Stockholders will sell at fixed price of $1.00 per share whether into a public market or private sale until such time as the securities are listed on OTCQB following which date the Selling Shareholders may sell at prevailing market prices or at any price in privately negotiated transactions.

We further acknowledge that, that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aaron A. Grunfeld, the Company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

/s/ Robert Steele

cc (via e-mail): Aaron A. Grunfeld